Mail Stop 4561

October 17, 2007

VIA USMAIL and FAX (954) 252 - 3442

Mr. Gerry McClinton
Chief Operating Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

> **Re:** **CHDT Corporation**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 4/17/2007**
> **File No. 000-28831**

Dear Mr. Gerry McClinton:

      We have reviewed your response letter dated October 2, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Item 8A: Controls and Procedures

1.   We have read your response to comment two. Based upon your description of the events that lead to the need for the restatement, it seems that the disclosure controls were ineffective in that a human error that resulted in the misstatement was not detected. Your response seems to be addressing the improvements you have made to disclosure controls and procedures subsequent to the deficiency. Please revise your disclosures accordingly.

Financial Statements and Notes

General

2.   We will review your amended 10-KSB for compliance with comments one, three, four, and six.   Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

Note 9 – Business Acquisitions and Disposals

Capstone Industries, pages F-26 – F-27

3.   We have read and considered your response to comment five. We understand that the registrant acquired retail contract agreements with mass market retailers in connection with these acquisitions. Based on the guidance of paragraph 39 and A20 of SFAS 141 as well as EITF 02-17, the value of these contracts and the related customer relationships should be recognized as an intangible asset apart from goodwill.   Please revise the financial statements appropriately to separately recognize these intangibles assets.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant